FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of December, 2004
Commission File Number: 000-12713

NEC CORPORATION

(Translation of registrant’s name into English)

7-1, Shiba 5-chome, Minato-ku, Tokyo, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEC Corporation (Registrant)
By	/s/ Fujio Okada
Fujio Okada
General Manager, Legal Division

Date: December 14, 2004

Semi-Annual Consolidated Financial Statements
for the Six Months ended September 30, 2004

NEC Corporation

Consolidated Financial Statements (Semi-annual)

(i)	Consolidated Balance Sheets (Semi-annual)

	September	September
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Assets
Current assets:
Cash and cash equivalents	¥448,303	¥468,917	¥496,763
Notes receivable, trade (Note 6)	18,484	15,738	17,759
Accounts receivable, trade (Note 6)	750,874	783,769	848,165
Allowance for doubtful notes and accounts	(31,640)	(20,651)	(25,219)
Inventories (Note 5)	631,271	629,372	570,026
Deferred tax assets	117,096	109,039	138,505
Prepaid expenses and other current assets (Note 6)	87,552	57,457	83,757

Total current assets	2,021,940	2,043,641	2,129,756
Investments and long-term receivables:
Marketable securities (Notes 4 and 6)	140,021	99,032	149,989
Investments and advances (Notes 3 and 4):
Affiliated companies	152,872	169,016	164,620
Other	143,670	117,229	126,921
Long-term receivables, trade	24,397	9,602	9,843

	460,960	394,879	451,373
Property, plant and equipment (Note 6):
Land	107,262	97,613	99,254
Buildings	857,810	796,983	819,443
Machinery and equipment	1,857,377	1,765,899	1,756,485
Construction in progress	32,574	80,304	39,326

	2,855,023	2,740,799	2,714,508
Accumulated depreciation	(2,047,202)	(1,975,842)	(1,944,294)

	807,821	764,957	770,214
Other assets:
Deferred tax assets	534,522	429,861	414,083
Goodwill	45,846	21,361	20,993
License fees and other intangibles	36,665	37,600	35,436
Other	232,746	213,776	222,487

	849,779	702,598	692,999

	¥4,140,500	¥3,906,075	¥4,044,342

	September	September
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings (Note 6)	¥207,515	¥194,520	¥98,052
Current portion of long-term debt (Note 6)	250,469	184,593	266,450
Notes payable, trade	39,245	22,035	39,540
Accounts payable, trade	817,158	796,223	890,926
Accounts payable, other and accrued expenses	251,708	262,439	272,283
Accrued income taxes	30,163	32,993	39,488
Other current liabilities	131,743	131,249	135,848

Total current liabilities	1,728,001	1,624,052	1,742,587
Long-term liabilities:
Long-term debt (Note 6)	924,854	796,388	806,517
Accrued pension and severance costs (Note 10)	706,083	482,571	524,898
Other	32,862	41,343	37,506

	1,663,799	1,320,302	1,368,921
Minority shareholders’ equity in consolidated subsidiaries	259,521	236,510	221,374
Preferred securities issued by a subsidiary	98,100	—	—
Commitments and contingent liabilities (Note 14)
Shareholders’ equity:
Common stock:
Authorized — 3,200,000,000 shares
Issued September 30, 2003 — 1,656,268,189 shares	244,726
September 30, 2004 — 1,929,268,717 shares		337,820
March 31, 2004 — 1,929,268,717 shares			337,820
Additional paid-in capital (Note 12)	362,016	454,298	454,333
Retained earnings	52,102	91,317	71,901
Accumulated other comprehensive income (loss)	(265,015)	(155,333)	(149,797)

	393,829	728,102	714,257
Treasury stock, at cost:
September 30, 2003 — 2,661,793 shares	(2,750)
September 30, 2004 — 2,816,340 shares		(2,891)
March 31,2004 — 2,677,439 shares			(2,797)

	391,079	725,211	711,460

	¥4,140,500	¥3,906,075	¥4,044,342

(ii)	Consolidated Statements of Operations, Comprehensive Income (Loss) and Retained Earnings (Semi-annual)

	Six months	Six months
	ended	ended
	September	September	Year ended
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Sales and other income:
Net sales	¥2,283,019	¥2,303,154	¥4,906,821
Subsidy related to transfer of substitutional portion of employee pension fund liabilities, net of settlement loss of ¥7,895 million for the six months ended September 30, 2004, and ¥138,063 million for the year ended March 31, 2004 (Note 10)	—	383	8,174
Gain on sale or disposal of property, plant and equipments, net	4,291	—	7,269
Interest and dividends	6,490	5,383	15,987
Net foreign exchange gain	—	4,503	—
Gain due to stock issuances by subsidiaries (Note 13)	53,808	—	53,808
Gain on sale or impairment of investments in securities, net	1,342	26,468	14,178

	2,348,950	2,339,891	5,006,237
Costs and expenses:
Cost of sales	1,676,519	1,711,789	3,622,965
Research and development expenses	125,836	128,273	256,668
Selling, general and administrative	422,642	404,146	852,664
Restructuring charges (Note 9)	5,299	—	17,162
Impairment of goodwill	—	—	23,028
Loss on sale or disposal of property, plant and equipments, net	—	5,223	—
Interest	14,131	10,267	27,510
Net foreign exchange loss	9,070	—	15,611
Other, net	17,666	8,314	30,083

	2,271,163	2,268,012	4,845,691

Income before income taxes	77,787	71,879	160,546
Provision for income taxes	38,893	41,715	85,870

Income before minority interest, equity in earnings (losses) of affiliated companies	38,894	30,164	74,676
Minority interest in income of consolidated subsidiaries	6,933	9,901	15,838

Income before equity in earnings (losses) of affiliated companies	31,961	20,263	58,838
Equity in earnings (losses) of affiliated companies (Note 3)	(16,464)	4,934	(17,760)

Net income	15,497	25,197	41,078
Comprehensive income (loss):
Other comprehensive income (loss), net of tax :
Foreign currency translation adjustments	(12,257)	5,820	(18,844)
Minimum pension liability adjustment	12,634	8,415	116,123
Unrealized gains (losses) on marketable securities (Note 4)	21,119	(19,816)	38,286
Unrealized gains (losses) on derivative financial instruments	(94)	45	1,055

Other comprehensive income (loss)	21,402	(5,536)	136,620

Comprehensive income	¥36,899	¥19,661	¥177,698

Retained earnings:
Balance at beginning of period	¥41,567	¥71,901	¥41,567
Net income	15,497	25,197	41,078
Dividends	(4,962)	(5,781)	(10,744)

Balance at end of period	¥52,102	¥91,317	¥71,901

	Six months	Six months
	ended	ended	Year ended
	September	September	March 31,
	30, 2003	30, 2004	2004
	(Yen)
Net income per share (Note 7):
Basic	¥9.38	¥12.77	¥23.67
Diluted	8.70	11.85	21.93
Cash dividends per share	3.00	3.00	6.00

(iii)	Consolidated Statements of Cash Flows

	Six months	Six months
	ended	ended
	September 30,	September 30,	Year ended
	2003	2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Cash flows from operating activities:
Net income	¥15,497	¥25,197	¥41,078
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	83,003	82,892	178,714
Impairment of goodwill	—	—	23,028
Deferred income taxes	10,763	21,875	22,351
(Gain) loss on property, plant and equipment	(2,543)	5,298	(7,035)
Realized gain on marketable securities	(6,963)	(24,631)	(16,432)
Gain due to stock issuances by subsidiaries	(53,808)	—	(53,808)
Provision for pension and severance costs, less payments	20,706	3,164	14,842
Equity in (earnings) losses of affiliated companies, net of dividends	16,949	(4,445)	18,494
Minority interest in income of consolidated subsidiaries	5,683	9,901	13,338
(Increase) decrease in notes and accounts receivable	88,442	86,617	(18,419)
Increase in inventories	(81,794)	(59,290)	(35,862)
Increase (decrease) in notes and accounts payable	3,691	(165,394)	106,270
Increase (decrease) in other current liabilities	(8,931)	(31,263)	36,688
Other, net	16,385	32,066	5,218

Net cash provided by (used in) operating activities	107,080	(18,013)	328,465
Cash flows from investing activities:
Proceeds from sales of fixed assets	27,009	39,467	60,423
Additions to fixed assets	(115,442)	(119,343)	(230,522)
Proceeds from sales of marketable securities	21,723	21,654	54,493
Purchase of marketable securities	(7)	(1,043)	(2,355)
Net proceeds from sales of affiliates’ stock	67,775	8,501	71,810
Investments in affiliates, net of cash acquired	(9,500)	(1,497)	(26,109)
Disbursements for long-term loans	(3,883)	(1,014)	(5,649)
Payments received on long-term loans	9,848	2,067	16,548
Increase in other investment securities	(3,145)	(6,125)	(5,375)
Other, net	(3,185)	35,984	(2,379)

Net cash used in investing activities	(8,807)	(21,349)	(69,115)
Cash flows from financing activities:
Proceeds from long-term debt	22,808	128,851	28,984
Repayments of long-term debt	(119,747)	(206,158)	(301,425)
Increase (decrease) in short-term borrowings	(3,736)	92,065	(115,712)
Dividends paid	(920)	(7,174)	(7,432)
Proceeds from stock issuances	—	—	184,836
Proceeds from stock issuances by subsidiaries	106,419	—	107,140
Other, net	849	(102)	836

Net cash provided by (used in) financing activities	5,673	7,482	(102,773)
Effect of exchange rate changes on cash and cash equivalents	12	4,034	(4,159)

Net increase (decrease) in cash and cash equivalents	103,958	(27,846)	152,418
Cash and cash equivalents at beginning of period	344,345	496,763	344,345

Cash and cash equivalents at end of period	¥448,303	¥468,917	¥496,763

The data in the following footnotes as of and for the six months ended September 30, 2003 and 2004 is unaudited.

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of NEC Corporation and its subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six months ended September 30, 2004 are not necessarily indicative of the results for the year ending March 31, 2005.

The consolidated balance sheet at March 31, 2004 has been derived from the audited consolidated financial statements at that date but do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

The accompanying financial statements should be read in conjunction with the audited consolidated financial statements as of and for the year ended March 31, 2004 included elsewhere herein.

2.	Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Basis of consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of NEC Corporation, subsidiaries in which it has a controlling financial interest and the variable interest entities for which it is the primary beneficiary. All significant intercompany transactions and accounts are eliminated. For purposes of financial reporting, certain foreign subsidiaries have a June 30 fiscal semi-annual year end. Therefore, the Company recognizes the results of operations and financial position of such subsidiaries on a basis of a three month lag. There have been no significant transactions with such subsidiaries during the periods from July 1 to September 30.

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 46 as revised, (“Interpretation No. 46”), Consolidation of Variable Interest Entities that addresses how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. Interpretation No. 46 requires the consolidation of variable interest entities in which the Company absorbs a majority of the entity’s expected losses, receives a majority of the entity’s expected residual returns, or both, as a result of ownership, contractual or other financial interests in the entity.

Investments in 20 - 50 % owned companies over which the Company does not have control, but has the ability to exercise significant influence, are accounted for by the equity method.

Cash equivalents

All highly liquid investments with a maturity at their date of acquisition of three months or less are considered to be cash equivalents.

Foreign currency translation

Foreign currency transactions are translated at the applicable rates of exchange prevailing at the transaction dates. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rate of exchange prevailing at that date. Exchange differences are charged or credited to income.

Assets and liabilities of foreign consolidated subsidiaries and affiliated companies accounted for by the equity method are translated into yen at applicable half year-end or year-end rates of exchange and all revenue and expense accounts are translated at average rates of exchange prevailing during the period or year. The resulting translation adjustments are accumulated and included in accumulated other comprehensive income (loss) classified as part of shareholders’ equity.

Allowance for doubtful notes and accounts

An allowance for doubtful notes and accounts is provided based on credit loss history and an evaluation of any specific doubtful notes and accounts.

Marketable securities and other investments

The Company classifies its marketable equity securities and debt securities as available-for-sale which are reported at fair value, with unrealized gains and losses included in accumulated other comprehensive income (loss), net of taxes. When a decline in value of the marketable security is deemed to be other-than-temporary, the Company recognizes an impairment loss to the extent of the decline. In determining if and when such a decline in value is other-than-temporary, the Company evaluates market conditions, trends of earnings, and other key measures. Realized gains or losses on the sale of marketable securities are based on the average cost of a particular security held at the time of sale.

Other investment securities are stated at cost and reviewed periodically for impairment.

Inventories

Inventories are stated at the lower of cost or market.

Finished products made to customer specifications are stated at accumulated production costs. Mass-produced standard products are principally costed on a first-in, first-out basis.

Work in process made to customer specifications is stated at accumulated production costs of job orders. Work in process of mass-produced standard products is stated on an average cost basis. The cost of semifinished components is principally determined on a first-in, first-out basis.

Raw materials and purchased components are principally stated on a first-in, first-out basis and, for certain subsidiaries, on an average cost basis.

The Company identifies slow moving and obsolete inventory, and writes down such inventory to its estimated market value based on assumptions about future demand and market conditions.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost. Depreciation is computed principally using the declining-balance method at rates based on the following estimated useful lives of the assets: buildings, 7 to 50 years, machinery and equipment, 2 to 22 years. Maintenance and repairs, including minor renewals and betterments, are charged to income as incurred.

Leased assets meeting certain criteria are capitalized and amortized principally using the declining-balance method over the lease term.

Assets leased to others under operating leases are stated at cost and depreciated using the straight-line method over their estimated useful lives.

Goodwill and other intangibles

Goodwill and other intangibles with indefinite useful lives are no longer amortized, but instead are tested for impairment annually or more frequently if events or circumstances indicate it might be impaired. Such tests include comparing the fair value of a reporting unit with its carrying amount, including goodwill. The company performs an-annual impairment test in the fourth quarter of each fiscal year or more often.

Intangible assets with finite lives consist primarily of license fees and patents, and are amortized on a straight-line basis over the contractual periods, which are principally 5 years.

Impairment of long-lived assets

Long-lived assets to be held and used, including intangible assets with finite lives, are evaluated for impairment using an estimate of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the estimate of undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded based on the fair value of the assets.

Long-lived assets to be disposed of by sale are evaluated at the lower of carrying amount or fair value less cost to sell.

Software costs

The Company capitalizes costs incurred for development of computer software that will be sold, leased or otherwise marketed after technological feasibility has been established. Capitalized software costs are amortized on a product-by-product basis using the ratio that current revenues bear to the total of current and anticipated future revenues over periods ranging up to 3 years. Unamortized capitalized software costs determined to be in excess of the net realizable value are written off.

Certain costs incurred to develop or obtain internal use computer software are capitalized, and amortized on a straight-line basis principally over periods ranging up to 5 years.

Income taxes

The provision for income taxes for interim periods is measured using an estimated annual effective tax rate for the annual period and it comprises current tax expense and deferred tax expense. The estimated annual effective tax rate includes the effect of valuation allowance expected to be necessary at the end of the fiscal year for deferred tax assets related to operating loss carryforwards and originating deductible temporary differences during the year.

Issuance of stock by a subsidiary

When a subsidiary issues stock to unrelated third parties, the Company’s ownership interest in the subsidiary decreases. In the event the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and recognizes gains or losses in the year in which the change in ownership interest occurs.

Stock-based compensation

The Company accounts for stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. The following table illustrates the effect on net income (loss) and net income (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, Accounting for Stock-Based Compensation, to stock-based compensation.

	Six months	Six months
	ended	ended	Year
	September	September	ended
	30, 2003	30, 2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Net income, as reported	¥15,497	¥25,197	¥41,078
Effect of participating convertible securities	—	(591)	—
Add: Stock-based compensation expense included in reported net income, net of related tax effects	15	(27)	27
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(92)	(256)	(346)

Pro forma net income	¥15,420	¥24,323	¥40,759

		(Yen)
Net income per share:
Basic — as reported	¥9.38	¥12.77	¥23.67
Basic — pro forma	9.33	12.63	23.49
Diluted — as reported	8.70	11.85	21.93
Diluted — pro forma	8.66	11.71	21.77

Net income per share

Basic net income per share (“EPS”) is computed by dividing net income by the weighted-average number of shares of common stock outstanding for the period. Diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, or resulted in the issuance of common stock unless their inclusion would have antidilutive effect.

Revenue recognition

The Company recognizes revenue for transactions using the following criteria. 1) When persuasive evidence of an arrangement exists, 2) delivery has occurred or services have been rendered, 3) the price to the buyer is fixed or determinable, and 4) collectibility is reasonably assured.

Revenue from sales of products is recognized when the customer has taken title to the product and the risk and rewards of ownership have been substantively transferred. Under the terms and conditions, this may occur at the time of shipment or when customer acceptance occurs. The Company recognizes revenue from sales of mass produced standard products such as electron devices, mobile terminals and computers upon shipment and revenue from sales of products requiring installation such as servers, workstations, communications systems and broadcasting systems upon customer acceptance. In certain circumstances, software is preinstalled into UNIX servers, mainframe computers etc., before the product is delivered. The Company recognizes the revenue of the software at the same time as the Company recognizes the revenue for the product. The customers generally do not have the right of return.

The Company sells program products consisting of packaged software such as operating system or middleware used in computer systems. Revenue from this software is recognized upon customer acceptance.

Systems integration is sold to corporations and governments. Systems integration requires the integration of software produced or customized to meet specific requirements of the customer and the computer hardware being acquired. Revenue from system integration is recognized upon customer acceptance.

Revenue from maintenance is recognized over the contract term or when maintenance is provided, depending on the type of maintenance.

The Company recognizes as revenue fees charged to members as revenue monthly for Internet services of “BIGLOBE”.

The Company enters into multiple element arrangements with customers which may include any combination of products and services. If a multiple element arrangement exists, the Company determines whether revenues should be recognized using separate units of accounting. The Company allocates revenue to each item based on its relative fair value if such item meets all of the following criteria as a separate unit of accounting: 1) the delivered item(s) has value to customer on a standalone basis, 2) there is objective and reliable evidence of fair value of the undelivered item(s), and 3) if the arrangement includes a general right of return relative to a delivered item, whether delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Company. If these criteria are not met, revenue for the arrangement is recognized when such criteria are met or all items have been completed and the arrangement is accepted by the customer. In certain circumstances, in which there is objective and reliable evidence of the fair values of the undelivered items in an arrangement but no such evidence for the delivered items, the amount of consideration allocated to the delivered items equals the total arrangement consideration less the aggregate fair value of the undelivered items. The revenue recognized for delivered items is limited to the amount that is not contingent upon the future delivery of additional items or meeting other specified performance conditions.

Revenues from the sale of equipment under sales-type leases are recognized at the inception of the lease. Income on sales-type leases and direct-financing leases is recognized to produce a constant periodic rate of return on the net investment in the lease. Leases not qualifying as a sales-type lease or direct-financing lease are accounted for as operating leases and related revenues are recognized over the lease term.

Cash consideration given by the Company to a customer or a reseller of the Company’s products is accounted for as a reduction of revenue unless the Company receives, or will receive, an identifiable benefit in exchange for the consideration and can reasonably estimate the fair value of the benefit identified.

Derivative financial instruments

The Company recognizes all derivative financial instruments, such as forward exchange contracts, interest rate swap agreements and so on, in the consolidated financial statements at fair value regardless of the purpose or intent for holding the derivative financial instruments. Changes in the fair value of derivative financial instruments are either recognized periodically in income or in shareholders’ equity as a component of other comprehensive income (loss) depending on whether the derivative financial instruments qualify for hedge accounting, and if so, whether they qualify as a fair value hedge or a cash flow hedge. Changes in the fair value of derivative financial instruments accounted for as a fair value hedge are recorded in income along with the portion of the change in the fair value of the hedged item that relates to the hedged risk. Changes in the fair value of derivative financial instruments accounted for as a cash flow hedge, to the extent they are effective as a hedge, are recorded in other comprehensive income (loss), net of tax. Changes in the fair value of derivative financial instruments not qualifying as a hedge are reported in income.

Securitization of receivables

The company has several securitization programs under which certain trade receivables are sold, without recourse, to Special Purpose Entities (“SPEs”). Simultaneously, the SPEs sell an interest in those receivables to a large financial institution. In certain securitizations, the Company has retained subordinated interests. When the Company sells the trade receivables in a securitization transaction, the carrying value of the trade receivables is allocated to the portion retained and the portion sold, based on their relative fair value at the sale date. Gain or loss on the sale of the trade receivables is calculated based on the allocated carrying value of the trade receivables sold. Retained interests are initially recorded at the allocated carrying value of the trade receivables based on their fair value and are periodically reviewed for impairment. The Company generally estimates fair value based on the present value of future expected cash flows using certain assumptions; credit losses and discount rates commensurate with the risks involved.

Guarantees

The Company recognizes, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee for guarantees issued or modified after December 31, 2002.

Reclassifications

Certain amounts in the consolidated financial statements for the six months ended September 30, 2003 and the year ended March 31, 2004 have been reclassified to conform to the six months ended September 30, 2004 presentation.

3.	Investments in Affiliated Companies

Investments in affiliated companies accounted for by the equity method at September 30, 2004 are: Nippon Electric Glass Co., Ltd.; ANRITSU CORPORATION; Japan Aviation Electronics Industry, Ltd.; Toyo Communication Equipment Co., Ltd.; NEC Leasing, Ltd.; Elpida Memory, Inc.; NEC-Mitsubishi Electric Visual Systems Corporation and 38 other companies.

4.	Marketable Securities

The following is a summary of marketable securities by major security type:

	September	September
	30, 2003	30, 2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Available-for-sale:
Equity securities
Cost	¥101,712	¥63,896	¥80,083
Fair value	136,951	98,996	146,944
Net unrealized holding gains	35,239	35,100	66,861
Debt securities
Cost	3,071	35	3,043
Fair value	3,070	36	3,045
Net unrealized holding gains (losses)	(1)	1	2

Investments in equity securities, included in investments and advances — other, with an aggregate carrying amount of ¥113,227 million, ¥104,410 million and ¥112,223 million at September 30, 2003 and 2004 and March 31, 2004, respectively.

5.	Inventories

	September	September
	30, 2003	30, 2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Finished products	¥195,117	¥194,289	¥189,986
Work in process and semifinished components	326,378	321,840	285,281
Less — advance payments received	(28,663)	(14,867)	(22,588)
Raw materials and purchased components	138,439	128,110	117,347

	¥631,271	¥629,372	¥570,026

6.	Assets Pledged as Security and Secured Loans

Assets Pledged as Security are summarized as follows:

	September	September
	30, 2003	30, 2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Notes and accounts receivable	¥—	¥—	¥165
Other current assets	—	500	1,500
Marketable securities	5,084	—	726
Property, plant and equipment (net book value)	84,937	47,503	45,986

Secured loans are summarized as follows:

	September	September
	30, 2003	30, 2004	March
	(Unaudited)	(Unaudited)	31, 2004
(Millions of yen)
Short-term borrowings and long-term debt	¥23,897	¥14,656	¥14,221

7.	Net Income Per Share

A reconciliation of the numerators and the denominators of the basic and diluted per share computations for net income were as follows:

	Six months	Six months
	ended	ended
	September	September
	30, 2003	30, 2004	Year ended
	(Unaudited)	(Unaudited)	March 31, 2004
	(Millions of yen)
Net Income	¥15,497	¥25,197	¥41,078
Effect of participating convertible securities	—	(591)	—

Net income available to common shareholders	¥15,497	¥24,606	¥41,078

Effect of dilutive securities:
Convertible debt	284	206	1,874
Other	—	(19)	—

Diluted net income	¥15,781	¥24,793	¥42,952

	Six months	Six months
	ended	ended
	September	September
	30, 2003	30, 2004	Year ended
	(Unaudited)	(Unaudited)	March 31, 2004
	(Number of shares)
Weighted-average number of shares of common stock outstanding for the period or year	1,652,731,358	1,926,531,729	1,735,345,608
Effect of dilutive securities:
Convertible debt	160,189,622	166,262,345	222,921,899
Stock options	5,836	—	18,016

Weighted-average number of shares of diluted common stock outstanding for the period or year	1,812,926,816	2,092,794,074	1,958,285,523

	Six months	Six months
	ended	ended
	September	September
	30, 2003	30, 2004	Year ended
	(Unaudited)	(Unaudited)	March 31, 2004
(Yen)
Net income per share:
Basic:	9.38	12.77	23.67
Diluted:	8.70	11.85	21.93

Securities that could potentially dilute basic EPS in the future that were not included in the fully diluted computation because they would have been antidilutive were as follows:

	September	September
	30, 2003	30, 2004
	(Unaudited)	(Unaudited)	March 31, 2004
	(Number of shares)
Convertible debt	60,372,918	—	—
Stock options	853,000	1,253,000	827,000

On May 27, 2004, NEC Electronics Corporation (“NECEL”), a consolidated subsidiary of NEC Corporation, issued Zero coupon convertible bonds of ¥110,000 million (the “Bonds”). The date of maturity is May 27, 2011, and the Bonds were issued in denomination of ¥10,000,000.

The stock acquisition rights are exercisable on or after June 10, 2004 up to May 24, 2010. Prior to May 26, 2010, the stock acquisition rights are exercisable if the closing price of the common stock of NECEL for any 20 trading days in a period of 30 consecutive trading days ending on the last trading day of a quarter is more than 110% of the conversion price, and on or after May 27, 2010, the stock acquisition rights are exercisable if the closing price of the stock on at least one trading day falling on or after May 27, 2010 is more than 110% of the conversion price. The current conversion price is ¥9,860 per share and subject to adjustment if there is a share split or consolidation of shares, or in certain circumstances, if new shares are issued at a price less than the current quoted market price. On or after May 27, 2008, in the event that the closing price of the stock for each of the 30 consecutive trading days is at least 130% of the conversion price, then NECEL may redeem all of the Bonds outstanding at their principal amount.

The Bonds correspond to the contingently convertible debt and 11,156,100 shares of potentially diluted common stock related to the stock acquisition rights were not exercisable. Therefore they were not included in the computation of diluted per share for the six months ended September 30, 2004.

8.	Fair Value of Derivative Financial Instruments

The carrying amounts and estimated fair values of derivative financial instruments are summarized as follows:

	September 30
	(Unaudited)
	2003		2004
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value
	(Millions of yen)
Derivatives:
Forward exchange contracts	¥(1,821)	¥(1,821)	¥(742)	¥(742)
Interest rate and currency swap agreements	(10,696)	(10,696)	(8,944)	(8,944)
Currency option contracts:
Written	(95)	(95)	(26)	(26)
Purchased	511	511	411	411

	March 31, 2004
	Carrying	Estimated
	amount	fair value
	(Millions of yen)
Derivatives:
Forward exchange contracts	¥916	¥916
Interest rate and currency swap agreements	(9,598)	(9,598)
Currency option contracts:
Written	(86)	(86)
Purchased	955	955

9.	Restructuring Charges

During the year ended March 31, 2004, the Company implemented restructuring activities in the area of systems integration, computer platforms, broadband, mobile, and others. The area of computer platforms and others primarily implemented workforce reductions. The area of systems integration and broadband primarily implemented disposal of facilities. The area of mobile primarily implemented workforce reductions and disposal of facilities. As a result, the Company incurred a restructuring charge of ¥17,162 million. The charge consisted of losses on disposal and write-down of assets of ¥6,691 million, personnel costs of ¥7,302 million for the reduction of approximately 1,000 employees, which excludes employees who left through normal attrition, and others of ¥3,169 million. The charge for the IT Solutions business consisted of losses on disposal and write-down of assets of ¥2,535 million, personnel costs of ¥1,520 million for the reduction of employees, and others of ¥638 million. The charge for the Network Solutions business consisted of losses on disposal and write-down of assets of ¥4,156 million, personnel costs of ¥2,393 million for the reduction of employees, and others of ¥2,531 million. The charge for the Others primarily consisted of personnel costs of ¥3,389 million for the reduction of employees. Most of these restructuring activities were completed in the year ended March 31, 2004 and a part of the activities are expected to complete in the year ending March 31, 2005. Prior to March 31, 2004, the Company had paid personnel costs of ¥6,789 million and other costs of ¥2,639 million. At March 31, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥1,472 million. At September 30, 2004, unpaid termination benefits and unpaid other associated costs approximated ¥615 million.

10.	Pension and Severance Plans

Components of net pension and severance cost for all defined benefit plans including both the Company’s and the employees’ contributory portion of such plans for the six months ended September 30, 2003 and 2004 and the year ended March 31, 2004 were as follows:

	Six months	Six months
	ended	ended
	September 30,	September 30,	Year ended
	2003	2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Service cost	¥23,687	¥22,593	¥46,060
Interest cost	23,541	12,856	45,829
Expected return on plan assets	(14,325)	(6,181)	(27,897)
Amortization of unrecognized prior service cost	(3,158)	(5,697)	(6,928)
Amortization of actuarial loss	22,569	15,895	43,960
Amortization of unrecognized net obligation at April 1, 1989 being recognized over 17 years	1,524	1,524	3,047
Settlement loss	—	7,895	138,063

Net pension and severance cost for all defined benefit plans	¥53,838	¥48,885	¥242,134

The company previously disclosed in its consolidated financial statements for the fiscal year ended March 31, 2004, that it expected to contribute approximately ¥44,000 million to its pension plans in the fiscal year ending March 31, 2005. As of September 30, 2004, ¥48,316 million of contributions have been made including ¥27,909 million of transfer of marketable securities to the pension trust. The company presently expects to contribute approximately ¥19,700 million in the six months ending March 31, 2005 for a total of approximately ¥68,000 million in the fiscal year ending March 31, 2005.

11.	Leasing Arrangements

(1)	Equipment leasing

For the Company’s leasing business for computer and others, future lease payments from non-cancelable leases under operating leases at September 30, 2003 and 2004 and March 31, 2004 are as follows:

	September	September
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Within one year	¥2,522	¥2,074	¥2,566
Over one year	120	110	239

(2)	Lease of facilities and equipment for internal use.

The Company leases certain facilities and equipment for its own use. Future minimum rental payments under non-cancelable operating leases at September 30, 2003 and 2004 and March 31, 2004 are as follows:

	September	September
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Within one year	¥38,413	¥28,225	¥33,255
Over one year	113,812	91,304	100,228

12.	Additional paid-in capital

Change in additional paid-in capital is shown below:

	September	September
	30, 2003	30, 2004	March 31,
	(Unaudited)	(Unaudited)	2004
	(Millions of yen)
Additional paid-in capital:
Balance at beginning of period or year	¥361,820	¥454,333	¥361,820
Offering of common stock, net	—	—	93,081
Stock offering cost, net of tax	—	—	(791)
Stock-based compensation	15	(27)	27
Gain(Loss) on sale of treasury stock	181	(8)	196

Balance at end of period or year	¥362,016	¥454,298	¥454,333

13.	Stock Issuances by Subsidiaries

NEC Electronics Corporation (“NECEL”), a consolidated subsidiary which researches, develops, manufactures, and sells semiconductors (except general purpose DRAM), sold 23,500,000 shares of common stock at ¥3,990 per share to third parties in a public offering on July 24, 2003 receiving total consideration of ¥93,765 million. At the same time, the Company sold 13,500,000 shares of NECEL’s common stock to third parties at the same price through the market, and recognized a gain of ¥16,122 million on this transaction. As a result of NECEL’s public offering, the Company’s ownership interest in NECEL decreased from 100.00% to 70.04%. However, because the issuance price per share of common stock sold by NECEL was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECEL by ¥20,618 million and recognized a gain for that amount. The Company provided deferred tax of ¥8,350 million on such gain.

NEC System Technologies, Ltd. (“NECST”), a consolidated subsidiary which develops software, sold 3,500,000 shares of common stock at ¥3,780 per share to third parties in a public offering on September 12, 2003, receiving total consideration of ¥13,230 million. At the same time, the Company sold 3,680,000 shares of NECST’s common stock to third parties at the same price through the market, and recognized a gain of ¥10,313 million on this transaction. As a result of NECST’s public offering, the Company’s ownership interest in NECST decreased from 95.34% to 66.67%. However, because the issuance price per share of common stock sold by NECST was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amount of its investment in NECST by ¥6,658 million and recognized a gain for that amount. The Company provided deferred tax of ¥2,697 million on such gain.

A certain other consolidated subsidiary issued new shares of common stock to third parties during the year ended March 31, 2004, receiving aggregate consideration of ¥1,025 million. As a result of the issuance of new shares, the Company’s ownership interest in the consolidated subsidiary decreased; however, because the issuance price per share of common stock issued by the consolidated subsidiary was more than the Company’s average carrying amount per share, the Company was required to adjust the carrying amounts of its investments in the consolidated subsidiary by ¥97 million and recognized a gain for that amount. The Company provided deferred tax of ¥41 million on such gain.

14.	Commitments and Contingent Liabilities

Commitments outstanding at September 30, 2004 for the purchase of property, plant and equipment are ¥26,551 million.

The Company has guaranteed certain loans and financial arrangements. Should the guaranteed parties fail to make payments, the Company would be required to make such payments under these guarantees. The term of the guarantees is equal to the term of the related loans and the related financial arrangements. Certain of these guarantees were secured by guarantees issued to the Company by other parties.

In connection with various operating leases, the Company has issued residual value guarantees, which provide that if the Company does not purchase the leased property from the lessor at the end of the lease term, the Company would be liable to the lessor for an amount equal to the shortage, if any, between the proceeds from the sale of the property and an agreed value.

Maximum potential future payments, term and collateral of guarantees at September 30, 2004 were summarized as follows:

	Maximum potential
(Unaudited)	future payments	Term	Collateral
	(Millions of yen)	(Years)	(Millions of yen)
Affiliated company bank loans	¥27,053	1-8	¥—
Employee mortgage loans	23,358	1-20	—
Customer financial arrangements	10,588	1-10	1,856
Lease — residual value guarantees	6,448	1-6	—
Other	5,600	5	—

The Company’s guarantees are provided in the ordinary course of business. The Company underwrites these guarantees considering economic, liquidity and credit risk of the counterparty. In the opinion of management, these guarantees are not expected to have a material adverse effect on the Company’s financial position or results of operations.

The Company conducts business activity on a global scale. Such business activities, from time to time, may involve legal actions, claims or other disputes. Although there are various matters pending at any one time, management is of the opinion that settlement of all such matters pending at September 30, 2004 would not have a material effect on the Company’s financial position or results of operation.

15.	Segment Information

(1)	Business segments

The Company has the following reportable segments: IT Solutions business, Network Solutions business and Electron Devices business. IT Solutions business develops, designs, manufactures and markets computer systems which include systems integration including outsourcing, software such as operating systems and middleware, computer platforms such as servers, workstations and storage systems, and personal solutions such as personal computers and Internet services “BIGLOBE”. Network Solutions business develops, designs, manufactures and markets mobile Internet solution systems including 3rd generation (“3G”) mobile communication systems and mobile handsets, broadband Internet solution systems including access systems such as ADSL, IP switches and VoIP systems, and social infrastructure systems including broadcast systems, satellite equipment and network management systems. Electron Devices business provides electron device solutions for the Internet industry, and develops, designs, manufactures, and markets semiconductors such as system LSIs, general purpose semiconductors, system memories, displays such as color LCDs, and electronic components such as capacitors and relays. Included under Others are businesses which develop, design, manufacture and market manufacturing equipment for semiconductors and LCD projectors, and provide construction services for information and network systems.

a.	Sales

	Six months	Six months
	ended	ended
	September 30,	September 30,	Year ended
	2003	2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Sales:
IT Solutions business:
External customers	¥855,648	¥819,014	¥1,925,223
Intersegment	93,837	143,700	173,669

Total	949,485	962,714	2,098,892
Network Solutions business:
External customers	809,158	859,000	1,678,955
Intersegment	43,413	40,894	96,769

Total	852,571	899,894	1,775,724
Electron Devices business:
External customers	400,541	428,720	829,958
Intersegment	60,379	32,672	102,215

Total	460,920	461,392	932,173
Others:
External customers	217,672	196,420	472,685
Intersegment	95,854	109,698	207,200

Total	313,526	306,118	679,885
Eliminations	(293,483)	(326,964)	(579,853)

Consolidated total	¥2,283,019	¥2,303,154	¥4,906,821

b.	Segment profit or loss

	Six months	Six months
	ended	ended
	September 30,	September 30,	Year ended
	2003	2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Segment profit (loss):
IT Solutions business	¥33,992	¥34,292	¥91,782
Network Solutions business	25,002	18,203	67,869
Electron Devices business	21,645	33,775	54,287
Others	308	3,631	10,711

Total	80,947	89,901	224,649
Eliminations	(3,432)	(1,097)	(1,559)
Unallocated corporate expenses	(19,493)	(29,475)	(40,392)

	58,022	59,329	182,698
Others (net)	19,765	12,550	(22,152)

Consolidated income (loss) before income taxes	¥77,787	¥71,879	¥160,546

Intersegment transfers are made at arm’s-length prices. Corporate expenses include general corporate expenses and research and development expenses at NEC Corporation which are not allocated to any reportable segment.

(2)	Geographic information

Sales, which are attributed to geographic areas based on the country location of NEC Corporation or subsidiary that transacted the sale with the external customer, geographic profit (loss) for the six months ended September 30, 2003, 2004 and Year ended March 31, 2004 were as follows. Although the disclosure of geographic profit (loss) is not required under accounting principles generally accepted in the United States of America, the Company discloses this information as supplemental information due to the disclosure requirements of the Japanese Securities and Exchange Law.

	Six months	Six months
	ended	ended
	September 30,	September 30,	Year ended
	2003	2004	March
	(Unaudited)	(Unaudited)	31, 2004
	(Millions of yen)
Net sales:
Japan	¥1,808,049	¥1,785,129	¥3,889,854
All foreign countries	474,970	518,025	1,016,967

Total	¥2,283,019	¥2,303,154	¥4,906,821

Geographic profit (loss):
Japan	¥55,193	¥53,897	¥169,773
All foreign countries	2,829	5,432	12,925

Total	¥58,022	¥59,329	¥182,698

There are no sales in foreign countries which are individually material. Transfers between geographic areas are made at arm’s-length prices.